CTDC Announces the Disposal of Non-core Business

HONG KONG, December 20, 2007 — China Technology Development Group Corporation (NasdaqCM: CTDC, “the Company” or “CTDC”), a provider of clean and renewable energy products and solutions focusing on solar energy business in China, today announced that it has completed another step in its strategic plan to focus the Company’s management and operating resources on the principal business of solar energy.

On December 18, 2007, the Company disposed its subsidiary China Natures Technology Inc. (“China Natures”) to an independent party for a total cash consideration of HK$10,000,000, pursuant to the sale and purchase agreement dated December 18, 2007 (“SPA”). The disposal of China Natures and the major terms of the SPA have been approved by the shareholders on the annual general meeting held on October 19, 2007. The net proceeds of the disposal will be used to further develop its core businesses.

Alan Li, Chairman and CEO of CTDC said, “The disposal of non-core business further advances our strategy of reshaping the Company around clean renewable energy sector which presents an exciting growth opportunity for the Company and our shareholders. This transaction will allow increased focus of management and financial resources on our core activities and will put the Company in a stronger position to move forward in the solar energy business.”

About CTDC:
CTDC is a provider of clean and renewable energy products and solutions in the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward- looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.